Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tuya Inc.

塗鴉智能*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

(1) POLL RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 20, 2023;

(2) RETIREMENT OF DIRECTOR; AND

(3) CHANGE OF COMPOSITION OF THE AUDIT COMMITTEE

1.	POLL RESULTS OF THE AGM

References are made to the Notice (the “Notice”) of Annual General Meeting (the “AGM”) dated May 10, 2023 and the circular to the holders of Company’s Shares (the “Shareholders”) dated May 10, 2023 (the “Circular”) of Tuya Inc. (the “Company”). Unless otherwise required by the context, capitalized terms used in this announcement shall have the same meanings as defined in the Circular and the Notice.

The board of directors (the “Board”) of the Company is pleased to announce that the AGM was held at 2:00 p.m., Hong Kong time, on June 20, 2023 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China.

All resolutions proposed at the AGM have been duly passed. As of the Share Record Date, the total number of issued Shares was 575,793,393 Shares, comprising 505,393,393 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares, which was the total number of Shares entitling Shareholders to attend and vote in favour of, against or in abstention on the resolutions proposed at the AGM. There was no Shareholder who was required to abstain from voting under the Listing Rules on any resolution proposed at the AGM, nor any Shareholder who was entitled to attend the AGM but was required to abstain from voting in favour of any resolution proposed at the AGM pursuant to Rule 13.40 of the Listing Rules. No Shareholder has indicated in the Circular that he or she intends to vote against or in abstention in respect of any resolution proposed at the AGM.

Accordingly, the total number of Shares entitling the holder to attend and vote on the resolutions numbered 1 to 6 proposed at the AGM was 575,793,393 Shares, comprising 505,393,393 Class A Ordinary Shares and 70,400,000 Class B Ordinary Shares.

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According to the Company’s ninth amended and restated memorandum and articles of association:

(i)	with regard to the resolutions numbered 1, 2(a)(i), 2(b), 3, 4 and 5, each Class A Ordinary Share shall entitle its holder to one vote and each Class B Ordinary Share shall entitle its holder to ten votes on a poll at the AGM; and

(ii)	with regard to the resolutions numbered 2(a)(ii) and 6, each Class A Ordinary Share and each Class B Ordinary Share shall entitle its holder to one vote on a poll at the AGM.

In accordance with the provisions of the Listing Rules, voting on the resolutions proposed at the AGM was conducted by way of poll. The voting results in respect of the resolutions proposed at the AGM are set out as follows:

ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
1.	To receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2022 and the report of the auditor thereon.	Class A Ordinary Shares	275,968,592 (99.990493%)	26,239 (0.009507%)	3,522 (-)	275,994,831	275,994,831
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	979,968,592 (99.997323%)	26,239 (0.002677%)	3,522 (-)	346,394,831	979,994,831
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(i)	To re-elect Mr. CHEN Liaohan as an executive Director.	Class A Ordinary Shares	261,574,886 (94.432656%)	15,421,332 (5.567344%)	2,036 (-)	276,996,218	276,996,218
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	965,574,886 (98.427993%)	15,421,332 (1.572007%)	2,036 (-)	347,396,218	980,996,218
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
2.(a)(ii)	To re-elect Mr. QIU Changheng as an independent non-executive Director.	Class A Ordinary Shares	268,118,604 (96.795059%)	8,877,564 (3.204941%)	2,083 (-)	276,996,168	276,996,168
		Class B Ordinary Shares	70,400,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	70,400,000
		TOTAL NUMBER (CLASS A & CLASS B)	338,518,604 (97.444542%)	8,877,564 (2.555458%)	2,083 (-)	347,396,168	347,396,168
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

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ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
2.(b)	To authorize the Board or the Compensation Committee to fix the remuneration of the Directors.	Class A Ordinary Shares	276,915,027 (99.972338%)	76,621 (0.027662%)	6,504 (-)	276,991,648	276,991,648
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	980,915,027 (99.992189%)	76,621 (0.007811%)	6,504 (-)	347,391,648	980,991,648
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
3.	To grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	264,351,350 (95.434972%)	12,644,960 (4.565028%)	1,943 (-)	276,996,310	276,996,310
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	968,351,350 (98.711008%)	12,644,960 (1.288992%)	1,943 (-)	347,396,310	980,996,310
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
4.	To grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company as of the date of passing of this resolution.	Class A Ordinary Shares	276,942,963 (99.980363%)	54,394 (0.019637%)	895 (-)	276,997,357	276,997,357
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	980,942,963 (99.994455%)	54,394 (0.005545%)	895 (-)	347,397,357	980,997,357
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.
5.	To extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.	Class A Ordinary Shares	264,474,963 (95.479251%)	12,522,353 (4.520749%)	947 (-)	276,997,316	276,997,316
		Class B Ordinary Shares	704,000,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	704,000,000
		TOTAL NUMBER (CLASS A & CLASS B)	968,474,963 (98.723508%)	12,522,353 (1.276492%)	947 (-)	347,397,316	980,997,316
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

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ORDINARY RESOLUTIONS			NUMBER OF VOTES CAST AND PERCENTAGE (%)			TOTAL NUMBER OF VOTING SHARES	TOTAL NUMBER OF VOTES CAST
			FOR	AGAINST	ABSTAIN[1]
6.	To re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2023.	Class A Ordinary Shares	276,994,877 (99.999236%)	2,116 (0.000764%)	921 (-)	276,996,993	276,996,993
		Class B Ordinary Shares	70,400,000 (100.000000%)	0 (0.000000%)	0 (-)	70,400,000	70,400,000
		TOTAL NUMBER (CLASS A & CLASS B)	347,394,877 (99.999391%)	2,116 (0.000609%)	921 (-)	347,396,993	347,396,993
	The resolution has been duly passed as an ordinary resolution with a simple majority of valid votes held by Shareholders (including proxies) attending the AGM cast in favour thereof.

[1]	According to the laws of the Cayman Islands, the Shares in abstention shall not be counted as votes cast at the AGM.

The Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, acted as the scrutineer for the vote-taking at the AGM.

All Directors of the Company, namely Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi, Ms. LIU Yao, Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason attended the AGM, either in person or via electronic means.

2.	RETIREMENT OF DIRECTOR

References are also made to the Circular and the Notice in this section of the announcement.

As disclosed in the Circular, Ms. HONG Jing has retired as a non-executive Director upon conclusion of the AGM to devote more time to her other commitments. Ms. HONG Jing has confirmed that she has no disagreement with the Board and there is no matter in relation to her retirement that needs to be brought to the attention of the Stock Exchange or the Shareholders.

The Board would like to take this opportunity to express its gratitude and appreciation to Ms. HONG Jing for her contributions to the Company during her tenure of office.

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3.	CHANGE OF COMPOSITION OF THE AUDIT COMMITTEE

The Board hereby announces that (i) Mr. QIU Changheng (邱昌恒先生) (“Mr. Qiu”) has ceased to be a member of the audit committee of the Board (the “Audit Committee”) with effect from June 20, 2023; and (ii) Mr. YIP Pak Tung Jason (葉栢東先生), an independent non-executive Director, has been appointed as a member of the Audit Committee with effect from June 20, 2023. Mr. YIP Pak Tung Jason (葉栢東先生) (i) satisfies the requirements for an “independent director” within the meaning of Section 303A of the NYSE Listed Company Manual and meets the criteria for independence set forth in Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended; and (ii) meets the independence criteria set out in Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. Mr. Qiu remains as an independent non-executive Director following the abovementioned change of composition of the Audit Committee.

After the abovementioned change of composition of the Audit Committee with effect from June 20, 2023, the composition of the Audit Committee will be as follows:

Mr. HUANG Sidney Xuande (黃宣德先生) (Chairman)

Mr. KUOK Meng Xiong (郭孟雄先生) (alias GUO Mengxiong)

Mr. YIP Pak Tung Jason (葉栢東先生)

By order of the Board Tuya Inc. WANG Xueji Chairman

Hong Kong, June 20, 2023

As at the date of this announcement, the Board comprises Mr. WANG Xueji, Mr. CHEN Liaohan, Mr. YANG Yi and Ms. LIU Yao as executive Directors and Mr. HUANG Sidney Xuande, Mr. QIU Changheng, Mr. KUOK Meng Xiong (alias GUO Mengxiong) and Mr. YIP Pak Tung Jason as independent non-executive Directors.

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